[redacted]

SECU 15045125 SSION

SEC Mail Processing Section FEB 27 2015 Washington DC 403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDTOWN PARTNERS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVE, SUITE 3000
(No. and Street)

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CLARKE (212) 939-6420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN CLARKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDTOWN PARTNERS & CO., LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANTIA MARA
Notary Public - State of New York
NO. 01MA6283649
Qualified in Queens County
My Commission Expires Jun 3, 2017

Amantia Mara 02/24/15
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDTOWN PARTNERS & CO., LLC

Financial Statements
For the Year Ended December 31, 2014
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have audited the accompanying financial statements of Midtown Partners & Co., LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Midtown Partners & Co., LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Midtown Partners & Co., LLC financial statements. The information is the responsibility of Midtown Partners & Co., LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	165,045
Note receivable, net of allowance for doubtful accounts of $50,002		26,823
Employee and officer advances		254,477
Securities owned, at estimated fair market value		1,931
Property and equipment, net of accumulated depreciation of $34,369		12,995
Prepaid expenses		15,885
Deposits		30,396
Total Assets	$	507,552

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	15,227
Other liabilities		7,600
Total Liabilities		22,827
MEMBER'S EQUITY		484,725
Total Liabilities and Member's Equity	$	507,552

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Investment banking	$	573,503
Gain from securities owned		11,572
Interest		1,822
Other		5,448
Total revenues		592,345
OPERATING EXPENSES		
Compensation and benefits		379,550
Occupancy		122,460
Communications		84,699
Bad debt		50,002
Other operating expenses		147,504
Total expenses		784,215
NET LOSS	$	(191,870)

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	310,958
Contributions by member:		
Cash		384,213
Payment of operating expenses by member		14,786
Net loss		(191,870)
Distributions to member:		
Cash		(15,955)
Securities owned		(17,000)
Adjustment of operating expenses		(407)
Balance, December 31, 2014	$	484,725

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(191,870)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation expense		2,811
Loss on disposal of property		36,618
Bad debt expense		50,002
Net gain on securities		(11,572)
Operating expenses paid by member		14,786
Adjustment of operating expenses		(407)
Change in accounts receivable, net		(21,073)
Change in employee advances		(168,242)
Change in securities owned, net		41,017
Change in prepaid expenses		4,739
Change in deposits		(26,848)
Change in accounts payable		(190)
Change in commissions payable		(10,200)
Change in other liabilities		7,600
NET CASH USED BY OPERATING ACTIVITIES		(272,829)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(9,971)
NET CASH USED BY INVESTING ACTIVITIES		(9,971)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		384,213
Distributions to member		(15,955)
NET CASH PROVIDED BY FINANCING ACTIVITIES		368,258
NET INCREASE IN CASH AND CASH EQUIVALENTS		85,458
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		79,587
End of year	$	165,045
SUPPLEMENTAL CASH FLOW INFORMATION		
Items not affecting cash:		
Adjustment of operating expenses	$	407
Securities distributed to member	$	17,000
Operating expenses contributed by member	$	14,786
Warrants transferred to member as payment of operating expenses	$	22,317

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Midtown Partners & Co., LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in May of 2000.

The Company provides advisory and investment banking services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Income Taxes: The Company is a proprietorship that is wholly-owned by a corporation (the "Parent") for income tax reporting purposes. Therefore the member will report the entire taxable income on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Parent, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided, are recorded at fair market value in accordance with SFAS No. 157, "Fair Value Measurements".

Date of Management's Review: Subsequent events were evaluated through February 23, 2015, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $142,218, which was $137,218 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .16 to 1.

NOTE C - RELATED PARTY TRANSACTIONS

During 2014, the Company reimbursed the member $38,067 for certain operating expenses paid by the member.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D - CONCENTRATIONS

Approximately 92% of investment banking revenues were earned from one customer in 2014.

NOTE E - SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE E – SECURITIES OWNED (Continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock, not readily marketable	$ 1,924	$ 1,924	$ -	$ -
Warrants for purchase of common stock	7	-	7	-
	$ 1,931	$ 1,924	$ 7	$ -

Fair value of investments in securities owned is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities' relationship to other benchmark quotes securities.

There were no securities impaired at December 31, 2014.

NOTE F – LEASES

Operating leases:
The Company leases office facilities under operating leases. Operating lease expense for 2014 was approximately $112,800.

At December 31, 2014 the approximate future minimum lease payments under office facilities leases are as follows:

2015	$ 117,000
2016	59,000
	$ 176,000

The Company began subleasing a portion of its New York office facilities in December 2014. Sublease income for 2014 was $3,800 and is included in other income.

At December 31, 2014 the future minimum sublease payments to be received under subleased office facilities leases are approximately as follows:

2015	$ 19,000

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

NOTE H – EMPLOYEE AND OFFICERS ADVANCES

The Company makes advances that are eventually netted against commissions due to certain of its officers and employees. At December 31, 2014, Employee and officer advances total approximately $254,477 and are included in the statement of financial condition. The advances are due on demand and have no interest charges.

NOTE I – NET LOSS

The Company incurred significant losses in 2014 and 2013. In 2014 and years prior to 2014, the Company was dependent upon capital contributions from its sole member for working capital and net capital. A representative of the member has represented that the member has the means and will to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2016. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total member's equity	$ 484,725
Less non-allowable assets:	
Note receivable	(26,823)
Employee and officer advances	(254,477)
Securities owned	(1,931)
Property and equipment	(12,995)
Prepaid expenses	(15,885)
Deposits	(30,396)
	(342,507)
Net capital before haircuts	142,218
Less haircuts on securities positions	-
Net capital	142,218
Minimum net capital required	5,000
Excess net capital	$ 137,218
Aggregate indebtedness	$ 22,827
Percentage of aggregate indebtedness to net capital	16.05%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2014 and net capital as reported above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

380 Lexington Avenue, 30th Flr.
New York, NY 10168
Phone: 212.939.6430 ♦ *Fax:* 201.301.8846

MIDTOWN
PARTNERS & CO., LLC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 2, 2015

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Midtown Partners & Co., LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: John Clarke

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Midtown Partners & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Midtown Partners & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Midtown Partners & Co., LLC stated that Midtown Partners & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midtown Partners & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midtown Partners & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

MIDTOWN PARTNERS & CO., LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Midtown Partners & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Midtown Partners & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Midtown Partners & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Midtown Partners & Co., LLC's management is responsible for Midtown Partners & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052685
MIDTOWN PARTNERS & CO., LLC
380 LEXINGTON AVE.
SUITE 3000
NEW YORK, NY 10168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A.	General Assessment (item 2e from page 2)		$1,442
B.	Less payment made with SIPC-6 filed (exclude interest) 7/31/14 Date Paid		(1,399)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		43
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$43
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$43	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MIDTOWN PARTNERS & CO., LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 6 day of FEB, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$592,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,572
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Rental Income	3800
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	15,372
2d. SIPC Net Operating Revenues	$576,973
2e. General Assessment @ .0025	$1,442
	(to page 1, line 2.A.)